EXHIBIT 99.1

For Immediate Release 21-22-TR	Date:	May 12, 2021

Teck Donates $500,000 to UNICEF Canada to Support

COVID-19 Response in India

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced a $500,000 contribution to UNICEF Canada in support of life-saving COVID-19 response efforts in India.

“Our donation to UNICEF Canada will go towards the immediate life-saving response as well as long-term hospital infrastructure in the most impacted areas of India,” said Don Lindsay, President and CEO, Teck. “COVID-19 is taking a terrible toll on the people of India and our hearts go out to them. This funding will go towards urgent healthcare requirements and help support those most in need during this incredibly challenging time.”

“We are grateful to Teck for taking immediate action to meet the most pressing needs of families in India. With the COVID-19 case count rising by the minute in India, UNICEF is racing to avert further tragic loss of life and to protect children’s futures,” said David Morley, President & CEO of UNICEF Canada. “Teck’s generous contribution will enable us to increase access to life-saving oxygen in India while also helping to provide the infrastructure to allow medical facilities across the country be better equipped to treat patients for years to come.”

The funding will be directed by UNICEF Canada for support initiatives in India including procurement of:

Increasing access to life-saving oxygen: A new on-site Oxygen Generation Plant (OGP) can provide enough oxygen for a 500 bed hospital. Hospitals treating severe/critical cases will be prioritized – but with a lifespan of 20 years, each OGP unit will continue to save lives of ill patients for years to come, including neonatal and obstetric care, surgery and intensive care.

Boosting testing capacity: By procuring additional RT-PCR machines UNICEF will help boost test processing capacity in some of the worst affected districts. Lasting up to 10 years, each new testing unit will not only speed up identification and treatment of COVID-19 infections, but provide a legacy for testing for other deadly diseases such as TB, HIV, HPV and streptococcus, when COVID-19 declines.

UNICEF Canada support will focus on the most affected regions of India.

This donation is part of Teck’s $20 million COVID-19 Response Fund, supporting critical social initiatives and increased healthcare capacity in the communities in which Teck operates and globally. Through the fund, Teck has also made a $1 million contribution to UNICEF Canada in support of the Access to COVID-19 Tools (ACT) Accelerator, a global partnership dedicated to the equitable distribution of vaccines,

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treatment and testing for COVID-19. Teck further donated $500,000 to UNICEF (in collaboration with the World Health Organization Solidarity Response Fund) to provide critical medical and sanitation supplies, equipment and training in over 180 countries. For more information on Teck’s response to COVID-19, visit teck.com/updates.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Green metals and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

About UNICEF

UNICEF is the world’s leading humanitarian organization focused on children. We work in the most challenging areas to provide protection, healthcare and immunizations, education, safe water and sanitation and nutrition. As part of the United Nations, our unrivaled reach spans more than 190 countries and territories, ensuring we are on the ground to help the most disadvantaged children. While part of the UN system, UNICEF relies entirely on voluntary donations to finance our life-saving work. Please visit unicef.ca and follow us on Twitter, Facebook and Instagram.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

UNICEF Canada Media Contact:

Marie-Claude Rouillard

Communications Manager

514.232.4510

MRouillard@unicef.ca

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